Exhibit 6

English Summary of Option to Purchase Ordinary Shares of the Issuer (the “Option”), granted by DBSI
Investments Ltd. (the “Grantor”) to Sphera Capital Ltd. (the “Beneficiary”) on January 25, 2017

Shareholder of RADA Electronic Industries Ltd. (“RADA”) Granting Option: DBSI Investments Ltd. (the “Grantor”)

Holder/Beneficiary of Option: Sphera Capital Ltd. (the “Beneficiary”)

Number of Ordinary Shares, par value NIS 0.03 (“Ordinary Shares”), Held by Grantor that are Subject to Option: 180,000 Ordinary Shares

Terms for Option Exercise: Option is exercisable in whole or in part (in an unlimited number of exercises, with no minimum number of Ordinary Shares per exercise) by Beneficiary at its sole discretion

Option Exercise Price: $1.19 per Ordinary Share

Expiration Date of Option: January 31, 2018

Procedure for Exercise: Beneficiary must provide two trading days’ advance notice of exercise, after which Grantor is required to deliver the number of Ordinary Shares specified in the exercise notice to the Beneficiary, in exchange for Beneficiary’s delivery to Grantor of the exercise price

Adjustments: Number of Ordinary Shares subject to the Option and exercise price per Ordinary Share are subject to adjustment upon any stock split, stock dividend, reverse stock split, stock dividend or other similar event involving the share capital of RADA.

M&A Event: In the event that all of the Ordinary Shares of RADA are sold in an M&A transaction, or in any event involving the sale of a majority of the assets of RADA, merger, change of control of RADA and any similar transaction (in each case, an “M&A Event”), Beneficiary is required to notify Grantor within two trading days of becoming informed of the M&A Event whether it wishes to exercise the Option with respect to all remaining Ordinary Shares that are subject to the Option. If Beneficiary does not notify Grantor of such exercise within that time frame, the Option expires automatically with respect to all remaining Ordinary Shares that are subject to it.